FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40- F   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: May 8, 2003

By:

 /s/ Derek Price

 Name

Its:

Vice-President of Finance and CFO

(Title)

Auditors’ Report and Consolidated Financial Statements of

Consolidated Financial Statements of

Wheaton River Minerals Ltd.

December 31, 2002, 2001 and 2000

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte and Touche LLP on behalf of the shareholders and their report follows.

Ian Telfer

T. Derek Price

Chairman and Chief Executive Officer

Vice President Finance and Chief Financial Officer

March 18, 2003

Auditors’ Report

To the Shareholders of

Wheaton River Minerals Ltd.

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

March 18, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the consolidated financial statements:

a.

In 2002, the Company changed its accounting policy with respect to exploration and development expenditures from deferring costs until a project is abandoned or deemed not to be viable to expensing costs until a property is identified as having being economically feasible.

b.

In 2002, the Company changed its accounting policy with respect to revenue recognition, from recognizing revenue when precious metal doré is made available for delivery to recognizing revenue when the title and risk of ownership of precious metal doré has passed to the buyer.

c.

In 2002, the Company changed its accounting policy with respect to stock-based compensation and other stock-based payments where, for stock options granted to employees, pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.

The impact of these changes in accounting policies is set out in note 2 to the consolidated financial statements.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

March 18, 2003

Wheaton River Minerals Ltd.

Consolidated Statements of Operations

Years Ended December 31

(US dollars and shares in thousands, except per share amounts)

	Note	2002	2001	2000
Sales		$34,693	$9,010	$28,608
Cost of sales		19,355	5,452	15,521
Royalties		28	215	917
Depreciation and depletion		3,028	324	3,283
Reclamation		47	1,516	-
		22,458	7,507	19,721
Earnings from mining operations		12,235	1,503	8,887
Expenses and other income
General and administrative		6,329	2,516	1,377
Exploration		2,126	340	700
Interest and finance fees		487	13	27
Depreciation		108	25	41
Property, plant and equipment written down	9	-	8,707	-
Restructuring expenses	4	-	1,501	-
Other income	5	(4,870)	(1,020)	(667)
		4,180	12,082	1,478
Earnings (loss) before income taxes		8,055	(10,579)	7,409
Income taxes	6	(2,453)	(154)	(198)
Net earnings (loss)		$5,602	$(10,733)	$7,211
Basic and diluted earnings (loss) per share		$0.04	$(0.18)	$0.14
Weighted-average number of shares outstanding		137,327	60,075	50,363

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Balance Sheets

At December 31

(US dollars and shares in thousands)

	Note	2002	2001
Assets
Current
Cash and cash equivalents		$22,936	$1,735
Short-term money market instruments		-	13,013
Marketable securities	7	1,543	2,666
Accounts receivable, net of allowance of $73 (2001 - $72)		5,617	368
Product inventory		156	-
Supplies inventory		3,300	124
Other		782	526
		34,334	18,432
Reclamation deposits	8	933	2,017
Future income taxes	6	5,613	-
Property, plant and equipment, net	9	111,218	758
		$152,098	$21,207
Liabilities
Current
Accounts payable and accrued liabilities	10	$9,796	$1,000
Income taxes payable		116	60
		9,912	1,060
Future income taxes	6	17,509	-
Provision for reclamation and closure		11,271	3,831
Future employee benefits	12	5,352	-
		44,044	4,891
Shareholders' Equity
Special warrants		-	3,110
Share purchase options	13	410	317
Contributed surplus		600	600
Share capital
Preference shares - Authorized: unlimited shares, issuable in one or more series; Issued and outstanding: none
Common shares - Authorized: unlimited shares, no par value; Issued and outstanding: 190,400 (2001 - 56,601)	13	115,152	25,999
Deficit		(8,108)	(13,710)
		108,054	16,316
		$152,098	$21,207
Commitments (Note 16)

Approved by the Directors

Ian Telfer, Director

Neil Woodyer, Director

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(US dollars, shares and warrants in thousands)

						Share
		Common Shares		Special Warrants		Purchase	Contributed
	Note	Shares	Amount	Warrants	Amount	Options	Surplus	Deficit	Total
At January 1, 2000		40,197	$21,027	-	$-	$-	$568	$(10,188)	$11,407
Shares issued		470	115	-	-	-	-	-	115
Shares issued on acquisition of
Kit Resources Ltd.	9	11,810	4,224	-	-	-	-	-	4,224
Share options exercised		270	60	-	-	-	-	-	60
Shares repurchased and cancelled		(18)	(8)	-	-	-	4	-	(4)
Share issue costs		-	(134)	-	-	-	-	-	(134)
Net earnings		-	-	-	-	-	-	7,211	7,211
At December 31, 2000		52,729	25,284	-	-	-	572	(2,977)	22,879
Shares issued for royalty payments		900	356	-	-	-	-	-	356
Special warrants issued		-	-	11,000	3,456				3,456
Special warrants exercised		1,090	346	(1,090)	(346)	-	-	-	-
Share options exercised		1,989	437	-	-	-	-	-	437
Shares repurchased and cancelled		(107)	(51)	-	-	-	28	-	(23)
Share issue costs		-	(373)	-	-	-	-	-	(373)
Fair value of stock options issued to
non-employees		-	-	-	-	317	-	-	317
Net loss		-	-	-	-	-	-	(10,733)	(10,733)
At December 31, 2001		56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued		-	-	110,000	82,068				82,068
Special warrants exercised		119,910	85,178	(119,910)	(85,178)				-
Share options exercised		1,355	411	-	-	-	-	-	411
Warrants exercised		3,450	2,010	-	-	-	-	-	2,010
Shares issued on acquisition of
Luismin SA de CV	3	9,084	6,805	-	-	-	-	-	6,805
Share issue costs		-	(5,251)	-	-	-	-	-	(5,251)
Fair value of stock options issued to
non-employees		-	-	-	-	93	-	-	93
Net earnings		-	-	-	-	-	-	5,602	5,602
At December 31, 2002		190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Statements of Cash Flows

Years Ended December 31

(US dollars in thousands)

	Note	2002	2001	2000
Operating Activities
Net earnings (loss)		$5,602	$(10,733)	$7,211
Reclamation expenditures		(685)	(304)	(149)
Items not affecting cash
Depreciation and depletion		3,136	349	3,324
Provision for reclamation		47	1,516	-
Gain on sale of marketable securities	5	(3,593)	-	(11)
Gain on sale of property, plant and equipment	5	(1,090)	(299)	(136)
Future employee benefits		380	-	-
Future income taxes	6	2,606	-	-
Share purchase options	13	199	211	-
Property, plant and equipment written down		-	8,707	-
Deferred development and stripping amortized		-	993	2,466
Deferred revenue amortized	11	-	(378)	(3,802)
Other		-	6	(138)
Change in non-cash working capital	14	(2,241)	1,623	291
Cash generated by operating activities		4,361	1,691	9,056
Financing Activities
Special warrants issued	13	82,068	3,456	-
Common shares issued		2,421	437	174
Common share and special warrant issue costs		(5,251)	(373)	(134)
Common shares repurchased		-	(23)	(4)
Cash generated by financing activities		79,238	3,497	36
Investing Activities
Short-term money market instruments		13,013	(13,013)	-
Proceeds on sale of marketable securities		6,169	-	(7)
Proceeds on sale of subsidiary, net of cash sold		270	-	-
Reclamation deposits		250	(457)	26
Property, plant and equipment		(5,214)	(1,016)	(5,820)
Acquisition of Luismin SA de CV net of cash acquired	3	(76,886)	-	-
Cash applied to investing activities		(62,398)	(14,486)	(5,801)
Increase (decrease) in cash and cash equivalents		21,201	(9,298)	3,291
Cash and cash equivalents, beginning of year		1,735	11,033	7,742
Cash and cash equivalents, end of year		$22,936	$1,735	$11,033
Supplemental cash flow information	14

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

1.

Description of Business and Nature of Operations

Wheaton River Minerals Ltd. (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company, through its wholly owned subsidiary Luismin SA de CV (“Luismin”), formerly Minas Luismin SA de CV, has three operations in Mexico and all production subsequent to 2001 is derived from these operations (Note 3).  Prior to 2002 production was derived from the Golden Bear Mine in Canada.  The last season of commercial production at the Golden Bear Mine was 2001 and reclamation of the site is in process.

The Company has ongoing exploration activities in Mexico.  The Company also carried on exploration activities in Canada during 2002, however these activities have now ceased.

In March 2003, the Company acquired the Peak Mine in Australia and a 25% interest in the Alumbrera Mine in Argentina (Note 19).

2.

Summary of Significant Accounting Policies

(a)  Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 18.

(b)  Change in reporting currency

In 2002, the United States dollar was determined to be the functional currency of the Company following the purchase of Luismin (Note 3).  The Company also determined it appropriate to adopt the United States dollar as its reporting currency.  Prior to this change, the Canadian dollar had been used as the measurement and reporting currency.  Under Canadian accounting principles, the Company’s consolidated financial statements for years ended December 31, 2001 and 2000 have been translated into United States dollars using the Canadian dollar exchange rate at March 31, 2002 of $1 to Cdn$1.5935.

(c)  Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries at December 31, 2002 are listed below:

		Ownership
Subsidiary	Location	Interest	Operations Owned
Luismin SA de CV	Mexico	100%	San Dimas, San Martin
			and La Guitarra Mines
North American Metals Corp.	Canada	89.7%	Golden Bear Mine

(d)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, contingent liabilities and environmental and post-closure obligations.  Actual results could differ from those reported.

(e)  Foreign currency translation

In 2002 the Company changed its functional and reporting currency to the United States dollar (Note 2 (b)). Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

In years 2001 and 2000, the Company translated foreign currency monetary assets and liabilities into Canadian dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies were translated using the rate of exchange at the transaction date. Foreign currency transactions were translated at the Canadian dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses were included in the determination of earnings.  The resulting Canadian dollar financial statements of the Company after applying this accounting policy have been translated into United States dollars as described in Note 2 (b).

(f)  Financial instruments

The carrying values of cash and cash equivalents, short-term money market instruments, accounts receivable, reclamation deposits and accounts payable and accrued liabilities approximate their fair values.

The Company has employed metal and Canadian dollar forward and option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)  Revenue recognition

In 2002 the Company changed its accounting policy with respect to revenue recognition.  Under the Company’s current accounting policy, revenue from precious metal sales is recognized in the accounts when title and risk passes.  This policy has been applied retroactively, however, due to the seasonal nature of operations at Golden Bear Mine, there is no effect on earnings due to the change in this policy.  Previously revenue was recognized when precious metal doré was available for delivery.

(h)  Exploration and development expenditures

In 2002 the Company changed its accounting policy with respect to exploration and development expenditures.  Significant property acquisition costs are capitalized.  Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Previously the Company’s policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property achieved commercial production or was abandoned.  Accumulated costs relating to abandoned properties would have been expensed in the year of abandonment.  This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2001	2000

Net loss	$(4,375)	$-
Net earnings	-	(512)
Opening deficit	4,375	3,863
Closing deficit	-	4,375
Property, plant and equipment	-	(4,375)

(i)  Interest and financing costs

Interest on expenditures relating to construction of development projects is expensed as incurred.

(j)  Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will more likely than not, fail to be realized.

(k)  Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share were calculated using the treasury method.

(l)  Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(m)  Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(n)  Marketable securities

Marketable securities are carried at the lower of cost and market value.

(o)  Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2002 included an obsolescence provision of $441,000 (2001 - $Nil).

(p)  Property, plant and equipment

Property, plant and equipment are carried at cost, including acquisition costs and exploration and development costs incurred subsequent to an economic feasibility study, less accumulated depreciation and depletion and write-downs to recognize impairments in value.  Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves based on past results.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

(q)  Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.  Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2002.

(r)  Share option plan

As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant.  For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

(s)  Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered.  This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3.

Acquisition of Luismin

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin.  Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company.  The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt.  The Company incurred acquisition costs of $3,266,000.  An additional contingent payment of 11,355,113 of the Company’s common shares will be paid if the price of silver averages $5 or more over a period of 60 consecutive trading days prior to June 19, 2004.  The outcome of the contingent payment cannot be reasonably determined and therefore is not included in the purchase price.

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002.  The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued on acquisition	6,805
Acquisition costs	3,266
$85,071

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	109,080
Provision for reclamation and closure	(9,072)
Future employee benefits	(4,972)
Future income tax assets	6,500
Future income tax liabilities	(15,957)
$85,071

4.

Restructuring Expenses

(in thousands)	2002	2001	2000

Severance	$-	$1,383	$-
Toronto office closure and other	-	118	-
	$-	$1,501	$-

As required by the special warrant private placement, which closed May 23, 2001 (Note 13 (c)), the Board of Directors of the Company was restructured in 2001.  Pursuant to the restructuring, severance agreements were negotiated with 16 directors, officers and other employees of the Company.  The Company agreed to pay $1,383,000 in severance.  An additional $118,000 was paid for lease termination payments and other costs related to the closure of certain of the Company’s corporate facilities.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

5.

Other Income

(in thousands)	2002	2001	2000

Other income is comprised of:
Interest income	$480	$561	$544
Gain on sale of marketable securities	3,593	-	11
Gain on sale of property, plant and equipment	1,090	299	136
Other	(293)	160	(24)
	$4,870	$1,020	$$667

6.

Income Taxes

(in thousands)	2002	2001	2000

Current income tax (recovery) expense	$(153)	$154	$198
Future income tax	2,606	-	-
	$2,453	$154	$198

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

(in thousands)	2002	2001	2000

Earnings (loss) before income taxes	$8,055	$(10,579)	$7,409
Canadian federal and provincial income tax rates	39.6%	44.6%	45.6%
Income tax expense (recovery) based on
above rates	3,190	(4,718)	3,379
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of
foreign subsidiaries	(578)	-	-
Resource and other taxes	(153)	154	198
Other	(6)	-	(31)
Property, plant and equipment written down	-	5,464	-
Resource allowance	-	(625)	(850)
Valuation allowance	-	(121)	(2,498)
	$2,453	$154	$198

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

At December 31, 2002, the Company had non-capital losses available for tax purposes that expire as follows:

(in thousands)

Year
2003	$655
2004	2,623
2005	1,791
2006	4,454
2007	5,273
2008	6,265
2009	3,997
2010	4,981
2011	1,069
2012	11,992
$43,100

At December 31, 2002, the Company had capital losses in Canada in the amount of $4,126,000 to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2002	2001
Future income tax assets
Non-capital losses	$13,187	$3,821
Deductible temporary differences and other	12,932	13,888
Value of future income tax assets	26,119	17,709
Recoverable asset taxes	523	-
Valuation allowance	(6,797)	(17,709)
Future income tax assets	19,845	-
Future income tax liabilities
Total taxable temporary differences	(31,741)	-
Future income tax liabilities, net	$(11,896)	$-

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$5,613	$-
Future income tax liabilities	(17,509)	-
Future income tax liabilities, net	$(11,896)	$-

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

7.

Marketable Securities

(in thousands)	2002	2001

Marketable securities at market values	$3,151	$3,017

8.

Reclamation Deposits

(in thousands)	2002	2001

Golden Bear Mine	$933	$923
Red Mountain Project	-	944
Bellavista Project	-	150
	$933	$2,017

Reclamation deposits are funds to secure reclamation obligations, held by government authorities or third parties, that provide guarantees to government authorities.

9.

Property, Plant and Equipment

(in thousands)		2002			2001
		Accumulated			Accumulated
		depletion and			depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
Mineral properties and
deferred costs
San Dimas Mines	$69,380	$(1,666)	$67,714	$-	$-	$-
San Martin Mine	7,827	(284)	7,543	-	-	-
La Guitarra Mine	439	(8)	431	-	-	-
Golden Bear Mine	-	-	-	9,825	(9,825)	-
Other	322	-	322	-	-	-
	77,968	(1,958)	76,010	9,825	(9,825)	-
Plant and equipment
San Dimas Mines	24,524	(857)	23,667	-	-	-
San Martin Mine	7,066	(214)	6,852	-	-	-
La Guitarra Mine	231	-	231	-	-	-
Golden Bear Mine	-	-	-	6,573	(6,134)	439
Corporate	440	(198)	242	240	(203)	37
Other	2,459	(81)	2,378	-	-	-
	34,720	(1,350)	33,370	6,813	(6,337)	476
Properties under
development
San Pedrito Project	1,838	-	1,838	-	-	-
Bellavista Project	-	-	-	6,364	(6,301)	63
Red Mountain Project	-	-	-	328	(109)	219
	1,838	-	1,838	6,692	(6,410)	282
	$114,526	$(3,308)	$111,218	$23,330	$(22,572)	$758

(a)  Luismin

In June 2002 the Company acquired Luismin (Note 3) including the San Dimas, San Martin and La Guitarra mines, the San Pedrito Project and other assets.

(b)  Golden Bear Mine

The Company owns the Golden Bear Mine located in Canada.  The last season of commercial production at the Golden Bear Mine was 2001.  Reclamation of the site is in process.  The net realizable value of the remaining assets, which are held for resale with a value of $420,000, are included in current assets.

(c)  Bellavista Project

In 2001 the Company recognized impairment in the value of the Bellavista Project in Costa Rica and accordingly the carrying value was written down by $6,301,000.  In October 2002 the Company sold Bellavista to Glencairn Gold Corporation in exchange for $270,000 and 750,000 common shares of Glencairn with a fair value at date of sale of $207,000.

(d)  Red Mountain Project

In February 2000 the Company purchased the net assets of the Red Mountain Project in Canada for $328,000.  The assets acquired consisted of mineral rights, equipment, an office building and a reclamation deposit lodged with government authorities.  The Company evaluated the resource, metallurgy and other aspects of this project and completed a preliminary economic study in 2001.  In 2001 the Company recognized impairment in the value of Red Mountain and accordingly the carrying value was written down by $88,000.  In April 2002 the Company sold Red Mountain to Seabridge Gold Inc. for 800,000 common shares of Seabridge with a value of $407,000 at closing.  The sale agreement provides that the Company may receive an additional contingent payment of up to $157,000.

(e)  George Lake Project

In March 2000 the Company acquired Kit Resources Ltd. (“Kit”).  At the time of acquisition Kit owned the George Lake Project (“George Lake”) in Canada. This acquisition was accounted for using the purchase method and it has been consolidated in these financial statements since the acquisition date.  The Company issued 11,809,739 shares valued at $4,224,000 in March 2000 to acquire the Kit shares.

In December 2001, George Lake in Nunavut Territory, Canada was sold to Kinross Gold Corporation (“Kinross”) in consideration for 4,000,000 common shares of Kinross with a value at closing of $2,636,000.  George Lake was written down by $2,318,000 prior to the sale to reflect the impaired value of the project.  The Company sold a majority of its Kit shares in 2001.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

10.

Accounts Payable and Accrued Liabilities

(in thousands)	2002	2001

Accounts payable trade	$4,032	$430
Value added tax	2,208	-
Accrued liabilities	2,137	-
Accrued employee benefits	1,419	570
	$9,796	$1,000

11.

Deferred Revenue

Deferred revenue consists of net cash gains from repurchasing forward gold sales and currency contracts intended to hedge future production.  Deferred revenue is reflected in sales as the hedged production is delivered.  Deferred revenue allocated to 2002 production is $Nil (2001 - $378,000; 2000 - $3,802,000).

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

12.

Future Employee Benefits

(in thousands)	2002	2001	2000

Defined benefit pension plan	$3,008	$-	$-
Deferred employee profit sharing	2,344	-	-
	$5,352	$-	$-

The Company has a defined benefit pension plan for certain Mexican employees.  Information on this plan is as follows:

Change in plan assets
Fair value of plan assets, beginning of year	$-	$-	$-
Increase due to acquisition of Luismin (Note 3)	180	-	-
Actual return on plan assets	70	-	-
Benefits paid	(14)	-	-
Foreign exchange rate changes	(8)	-	-
Fair value of plan assets, end of year	$228	$-	$-
Projected benefit obligation
Benefit obligations, beginning of year	$-	$-	$-
Increase due to acquisition of Luismin (Note 3)	3,029	-	-
Service cost	149	-	-
Benefits paid	(14)	-	-
Interest cost	135	-	-
Foreign exchange rate changes	(123)	-	-
Actuarial (gain) loss	(29)	-	-
Benefit obligations, end of year	$3,147	$-	$-
Excess of projected benefit obligation over plan assets	$2,919	$-	$-
Unamortized net actuarial gain	89	-	-
Accrued net pension liability	$3,008	$-	$-
Employee future benefits expense
Service cost	$149	$-	$-
Interest cost	135	-	-
Expected return on assets	(8)	-	-
Net expense	$276	$-	$-
Significant assumptions used
Discount rate	9%
Expected long-term rate of return on plan assets	9%
Rate of compensation increase	6%
Estimated average remaining service life	11 years

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

13. Shareholders’ Equity

(a)  Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  At December 31, 2002 there were 4,818,000 options available for grant under the plan.

A summary of the Company’s options at December 31, 2002, 2001 and 2000 and the changes for the years ending on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price (Cdn$)

At January 1, 2000	4,201,000	$0.62
Granted	2,084,263	0.53
Exercised	(270,000)	0.35
Expired	(821,000)	1.29
At December 31, 2000	5,194,263	0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86
At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08
At December 31, 2002	8,258,890	0.79

The following table summarizes information about the options outstanding at December 31, 2002:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Exercise Price of Options Outstanding (Cdn$)	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price of Options Exercisable (Cdn$)	Weighted Average Remaining Life of Options Exercisable

$0.35 to $0.41	1,583,058	$0.37	0.8 years	1,583,058	$0.37	0.8 years
$0.57 to $0.86	3,139,832	$0.59	2.6 years	2,889,832	$0.59	2.7 years
$1.15 to $1.16	3,536,000	$1.16	4.5 years	1,678,667	$1.16	4.5 years
	8,258,890	$0.79	3.1 years	6,151,557	$0.69	2.7 years

Share purchase options with a fair value of $93,000 were granted to non-employees in 2002 (2001 - $317,000; 2000 - $Nil).  The compensation expense (2002 - $199,000; 2001 - $211,000; 2000 - $Nil) is charged to operations over the vesting period.

In February 2003, the Company granted 4,425,000 share purchase options at an exercise price of Cdn$1.40 and which expire February 2006.

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

(in thousands, except per share amounts)	2002	2001	2000

Net earnings (loss)	$5,602	$(10,733)	$7,211
Compensation expense of employees	(923)	(415)	(422)
Pro forma net earnings (loss)	$4,679	$(11,148)	$6,789
Pro forma basic and diluted earnings (loss) per share	$0.03	$(0.19)	$0.13

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 70% (2001 – 62%; 2000 – 74%), an annual risk free interest rate of 5% (2001 – 5%; 2000 – 5%) and expected lives of five years.

(b)  Warrants

A summary of the Company’s warrants at December 31, 2002, 2001, and 2000 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)

At January 1, 2000	2,500,000	$0.93
Expired	(500,000)	0.65
At December 31, 2000	2,000,000	1.00
Issued on exercise of special warrants	1,090,000	0.75
At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89
At December 31, 2002	64,549,997	1.52

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

The following table summarizes information about the warrants outstanding at December 31, 2002:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)

May 23, 2003	9,550,000	$0.75
May 30, 2007	54,999,997	1.65
	64,549,997

(c)  Special warrants

In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000.  Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing.  The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000.  Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant.  Each share purchase warrant is exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003.  The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002.  In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

The shares issuable on the exercise of the special warrants are included in the calculation of weighted average number of shares outstanding for basic and diluted earnings per share.

(d)  Shareholder rights plan

In 2000 the shareholders adopted a shareholder rights plan creating the potential for substantial dilution of an acquirer’s position except with respect to a permitted bid. This plan expired in June 2002.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

14.

Supplemental Cash Flow Information

(in thousands)	Note	2002	2001	2000

Change in non-cash working capital
Accounts receivable		$(516)	$(181)	$(138)
Product inventory		501	1,314	(127)
Supplies inventory		130	65	152
Accounts payable and accrued liabilities		(2,098)	318	329
Income taxes payable		38	-	-
Other		(296)	107	75
		$(2,241)	$1,623	$291

Non-cash financing and investing activities
Shares issued on conversion of special warrants	13	$85,178	$-	$-
Shares issued on acquisition of Luismin	3	6,805		-
Common shares issued to pay royalties		-	356	-
Marketable securities received on sale of property, plant and equipment		207	2,636	-
Shares issued on acquisition of Kit Resources Ltd.		-	-	4,224

Operating activities included the following cash payments
Interest paid		$120	$13	$16
Income taxes paid		227	104	238

15.

Related Party Transactions

During the year ended December 31, 2002 legal fees of $552,000 were paid to a firm in which the Company’s secretary is a partner (2001 - $204,000; 2000 - $142,000).  Legal fees for 2002 of $918,000 (2001 - $24,000; 2000 - $23,000) were also paid to firms in which secretaries of subsidiary companies are partners.  Consulting and other expenses for 2002 of $1,512,000 (2001 - $373,000; 2000 - $Nil) were paid to corporations with directors in common and $Nil (2001 - $13,000; 2000 - $Nil) to a director of the Company.  Restructuring expenses of $Nil (2001 - $80,000; 2000 - $Nil) were paid to corporations with common directors or ex-directors.  Administration expenses for 2002 of $10,000 were recovered from companies with directors in common (2001 - $32,000; 2000 - $25,000).  As at December 31, 2002, $193,000 was payable to firms in which secretaries of subsidiary companies are partners.

In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour”).  Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement.  Endeavour will attempt to find and finance acquisitions or mergers for the Company.  The original agreement was to May 2002 and has been subsequently extended on a monthly basis.  The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  Two directors of Endeavour have been appointed directors of the Company.

16.

Commitments

The Company rents premises and leases equipment under operating leases that expire over the next ten years.  Operating lease expense in 2002 was $880,000 (2001 - $125,000; 2000 - $125,000).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)

Year
2003	$1,871
2004	1,113
2005	368
2006	134
2007	134
3,620
Thereafter	667
Total minimum payments required	$4,287

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

17.

Segmented Information

The Company's reportable operating and geographical segments are:

(in thousands)	Mexico	Canada	Other	Consolidated
	2002
Sales	$34,693	$-	$-	$34,693
Depreciation and depletion	3,109	27	-	3,136
Interest and financing fees	82	405	-	487
Income tax expense (recovery)	2,611	(158)	-	2,453
Net earnings	4,990	612	-	5,602
Property, plant and equipment	110,654	564	-	111,218
Total assets	131,554	20,544	-	152,098
	2001
Sales	$-	$9,010	$-	$9,010
Depreciation and depletion	-	349	-	349
Interest and financing fees	-	13	-	13
Property, plant and equipment
written down	-	2,406	6,301	8,707
Income tax expense	-	154	-	154
Net loss	-	(4,432)	(6,301)	(10,733)
Property, plant and equipment	-	695	63	758
Total assets	-	21,144	63	21,207
	2000
Sales	$-	$28,608	$-	$28,608
Depreciation and depletion	-	3,324	-	3,324
Interest and financing fees	-	27	-	27
Income tax expense	-	198	-	198
Net earnings	-	7,211	-	7,211
Property, plant and equipment	-	7,058	5,069	12,127
Total assets	-	21,514	5,069	26,583

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

18. Differences in Generally Accepted Accounting Principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

(in thousands, except per share amounts)	2002	2001	2000

Net earnings (loss) under Canadian GAAP	$5,602	$(10,733)	$7,211
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	(309)	540
Capitalized interest (b)	-	(87)	(285)
Derivative instruments (g)	-	143	(350)
Share purchase warrants (h)	-	(193)	-
Depreciation and depletion (d)	(1,166)	-	-
Tax effect of US GAAP adjustments	373	(4)	(14)
Net earnings (loss) under US GAAP	$4,809	$(11,183)	$7,102

Basic earnings (loss) per share under US GAAP	$0.04	$(0.19)	$0.14

Diluted earnings (loss) per share under US GAAP	$0.03	$(0.19)	$0.14
Net earnings (loss) under US GAAP	$4,809	(11,183)	7,102
Foreign exchange translation adjustment (a)	-	(1,226)	(672)
Marketable securities (c)	1,247	346	3
Comprehensive earnings (loss) under US GAAP	$6,056	$(12,063)	$6,433

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated Balance Sheets

(in thousands)	2002	2001

Total assets under Canadian GAAP	$152,098	$21,207
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	12
Current interest (b)	-	(84)
Cumulative interest (b)	-	84
Marketable securities (c)	1,608	352
Depreciation and depletion (d)	(1,166)	-
Total assets under US GAAP	$152,540	$21,571

Total liabilities under Canadian GAAP	$44,044	$4,891
Adjustments under US GAAP
Tax effect of US GAAP adjustments	(373)	-
Foreign exchange translation adjustment (a)	-	3
Total liabilities under US GAAP	$43,671	$4,894

Total shareholders' equity under Canadian GAAP	$108,054	$16,316
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	9
Marketable securities (c)	1,608	352
Depreciation and depletion (d)	(1,166)	-
Tax effect of US GAAP adjustments	373	-
Total shareholders' equity under US GAAP	$108,869	$16,677
	$152,540	$21,571

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated

Statements of Shareholders’ Equity under US GAAP

(in thousands)							Share		Other
					Share Purchase		Purchase	Con-	Compre-
	Common Shares		Special Warrants		Warrants		Options	tributed	hensive
	Shares	Amount	Warrants	Amount	Warrants	Amount	Amount	Surplus	Income	Deficit	Total
At January 1, 2000	40,197	$23,844	-	$-	2,500	$303	$80	$609	$62	$(11,454)	$13,444
Flow-through shares issued	470	123	-	-	-	-	-	-	-	-	123
Shares issued on acquisition of Kit Resources Ltd. (Note 9)	11,810	4,532	-	-	-	-	-	-	-	-	4,532
Exercise of stock options	270	64	-	-	-	-	-	-	-	-	64
Shares repurchased and cancelled	(18)	(9)	-	-	-	-	-	5	-	-	(4)
Share issue costs	-	(144)	-	-	-	-	-	-	-	-	(144)
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	3	-	3
Foreign currency translation	-	-	-	-	-	-	-	-	(672)	-	(672)
Net earnings	-	-	-	-	-	-	-	-	-	7,102	7,102
At December 31, 2000	52,729	28,410	-	-	2,500	303	80	614	(607)	(4,352)	24,448
Shares issued for royalty payments	900	366	-	-	-	-	-	-	-	-	366
Special warrants issued	-	-	11,000	3,557	-	-	-	-	-	-	3,557
Exercise of special warrants	1,090	356	(1,090)	(356)	-	-	-	-	-	-	-
Exercise of stock options	1,989	450	-	-	-	-	-	-	-	-	450
Shares repurchased and cancelled	(107)	(52)	-	-	-	-	-	29	-	-	(23)
Share issue costs	-	(384)	-	-	-	-	-	-	-	-	(384)
Fair value of stock options issued	-	-	-	-	-	-	326	-	-	-	326
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	346	-	346
Foreign currency translation	-	-	-	-	-	-	-	-	(1,226)	-	(1,226)
Net loss	-	-	-	-	-	-	-	-	-	(11,183)	(11,183)
At December 31, 2001	56,601	29,146	9,910	3,201	2,500	303	406	643	(1,487)	(15,535)	16,677
Special warrants issued	-	-	110,000	82,068	-	-	-	-	-	-	82,068
Exercise of special warrants	119,910	85,269	(119,910)	(85,269)	-	-	-	-	-	-	-
Exercise of stock options	1,355	411	-	-	-	-	-	-	-	-	411
Exercise of warrants	3,450	2,010	-	-	-	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin (Note 3)	9,084	6,805	-	-	-	-	-	-	-	-	6,805
Share issue costs	-	(5,251)	-	-	-	-	-	-	-	-	(5,251)
Fair value of stock options issued	-	-	-	-	-	-	93	-	-	-	93
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	1,247	-	1,247
Net earnings	-	-	-	-	-	-	-	-	-	4,809	4,809
At December 31, 2002	190,400	$118,390	-	$-	2,500	$303	$499	$643	$(240)	$(10,726)	$ 108,869

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated Statements of Cash Flows

(in thousands)	2002	2001	2000

Operating activities
Operating activities under Canadian GAAP	$4,361	$1,691	$9,056
Foreign exchange translation adjustment (a)	-	58	671
Operating activities under US GAAP	$4,361	$1,749	$9,727

Financing activities
Financing activities under Canadian GAAP	$79,238	$3,497	$36
Foreign exchange translation adjustment (a)	-	102	3
Financing activities under US GAAP	$79,238	$3,599	$39

Investing activities
Investing activities under Canadian GAAP	$(62,398)	$(14,486)	$(5,801)
Foreign exchange translation adjustment (a)	-	(431)	(434)
Investing activities under US GAAP	$(62,398)	$(14,917)	$(6,235)

Effect of foreign exchange on cash and cash
equivalents	$-	$(414)	$(360)

(a)

Foreign currency translation

Under Canadian GAAP, as a result of the Company’s adoption of the US dollar as its functional currency, the Company’s consolidated financial statements for the years ended December 31, 2001, and 2000 have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

Under US GAAP, this change in the functional currency would require a restatement of the Company’s financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue.  Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

Under Canadian GAAP, the Company’s foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates.  The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935.  Under US GAAP, the Company’s foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period.  Adjustments arising from the translation of the Company’s foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders’ Equity.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

(b)  Capitalized interest

Interest on expenditures relating to construction of development projects may be expensed as incurred under Canadian GAAP.  Under US GAAP, the interest paid prior to the commencement of product sales is capitalized and subsequently depleted on a unit-of-production basis, resulting in additional depletion expense in the years subsequent to the commencement of product sales.

(c)  Marketable securities

Marketable securities are carried at the lower of cost and market value under Canadian GAAP.  Under Statement of Financial Accounting Standards (“SFAS”) No. 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gains or losses are included in the determination of comprehensive income.

(d)  Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

(e)  Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.  The flow-through shares issued during 2001 were granted at the fair value of existing non flow-through shares.  As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

(f)  Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002, 2001 and 2000.

(g)  Accounting for derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments.  The Company has chosen, for US GAAP purposes, to mark its foreign exchange and gold derivative contracts to market.  At December 31, 2002, the Company had no outstanding derivative instruments.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

(h)  Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value.  Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.  Under US GAAP common stock would be $17,647,000 (2001 - $841,000) lower, additional paid in capital relative to share purchase warrants would be $17,647,000 (2001 - $841,000) higher.

Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt.  Under Canadian GAAP, no values were assigned to these purchase warrants.  Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

(i)  Stock-based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  No compensation cost has been recorded in 2002, 2001 and 2000, respectively, under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however allows the Company to continue to measure the compensation expense of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net earnings (loss) for the years ended December 31 and the earnings (loss) per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

(in thousands)	2002	2001	2000

Net earnings (loss) for the period under US GAAP	$4,809	$(11,183)	$7,102
Additional stock-based compensation expense	(923)	(415)	(422)
Pro forma net earnings (loss)	$3,886	$(11,598)	$6,680
Pro forma basic and diluted earnings (loss) per share	$0.03	$(0.19)	$0.13

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 70% (2001 – 62%; 2000 – 74%), an annual risk free interest rate of 5% (2001 – 5%; 2000 – 5%) and expected lives of five years.  The weighted average fair value of options granted to directors, officers and employees during 2002 was $0.45 (2001 - $0.15; 2000 - $0.21).

(j)  Financial statement presentation

For US GAAP purposes, the measure “Earnings from mining operations” is not a recognized term and would therefore not be presented.  Instead “Earnings from operations” would be calculated as net earnings (loss) before restructuring expenses, interest and finance fees and income taxes.

(k)  Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected.  The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Luismin at the beginning of 2001:

(in thousands)	2002	2001

Sales	$61,193	$76,996
Net earnings (loss)	2,467	(5,903)
Basic and diluted earnings (loss) per share	$0.02	$(0.10)

The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisition of Luismin.  The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisition of Luismin were issued at the beginning of 2001.  This information may not be necessarily indicative of the future combined results of operations of the Company.

(l)  Recently released accounting standards

In July 2001, the FASB issued SFAS Nos. 141 and 142 (“SFAS 141” and “SFAS 142”), Business Combinations and Goodwill and Other Intangible Assets.  SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 did not have a material effect on its consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the impact of the Statement on its financial statements is not material.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of long-lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 144 as of January 1, 2002. The Company determined that the application of SFAS 144 did not have a material effect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company determined SFAS No. 145 did not have a material impact on the Company’s results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In December 2002, the FASB issued FAS No. 148¸ Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45’’). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

19.  Subsequent Events

(a)  Acquisition of Minera Alumbrera Limited and Peak Gold Mines Pty Limited

Pursuant to an agreement dated February 21, 2003 between the Company and Rio Tinto Limited (“Rio Tinto”), the Company acquired a 25% indirect interest in Minera Alumbrera Limited (“MAL”) and a 100% interest in Peak Gold Mines Pty Limited (“PGM”) effective on March 18, 2003.  The acquisition of the 25% interest in MAL was through an intermediate holding company with assets relating solely to the investment in MAL.  The purchase price for both MAL and PGM is $214,480,000.  The breakdown of the purchase price, before acquisition costs, is $180,000,000 relating to MAL and $34,480,000 relating to PGM.  MAL and PGM operate gold and copper mines located in Argentina and Australia, respectively.

(i)    Minera Alumbrera Limited

The acquisition of MAL will be accounted for using the equity method whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings. The purchase price of the Company’s 25% interest in MAL is estimated to be $181,000,000 including acquisition costs.  The excess of purchase price over the carrying values of the net assets of MAL of approximately $62,737,000, based on the most recent financial statements of MAL, will be attributed to property, plant and equipment.

(ii)  Peak Gold Mines Pty Limited

The acquisition of PGM will be accounted for using the purchase method, with the Company being identified as the acquirer and PGM identified as the acquiree.  The allocation of the purchase price is summarized in the table below and is subject to change:

(in thousands)

Purchase price:
Cash	$34,480
Estimated acquisition costs	1,150
$35,630

Net assets acquired:
Cash	$-
Non-cash working capital	(11,067)
Property, plant and equipment	40,820
Future income tax assets	12,177
Other non-current assets	1,300
Future income tax liabilities	(1,768)
Provision for reclamation and closure	(5,832)
$35,630

The purchase price of PGM is estimated to exceed the net asset value by approximately $10,059,000 based on the most recent financial statements of PGM. This excess amount will be applied to increase the carrying value of property, plant and equipment.  The resulting reduction of future income tax assets of approximately $4,311,000 will also be applied to increase the carrying value of property, plant and equipment.

(b)  Subscription Receipts Offering

On February 27, 2003, the Company issued and sold 230,000,000 subscription receipts by way of private placement for gross proceeds of Cdn$333,500,000 less commissions of Cdn$15,007,500.  Each subscription receipt is exercisable into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

On March 11, 2003, the Company filed a final prospectus with the securities regulatory authorities in each of the provinces of Canada to qualify the distribution of the 230,000,000 common shares and 57,500,000 Warrants to be issued on the exercise of the subscription receipts.

The proceeds from this subscription offering have been used to acquire the indirect 25% interest in MAL and 100% of PGM.

The Company paid an advisory fee of $643,000 to Endeavour in connection with the offering. Two directors of the Company are also directors of Endeavour.

(c)  Forward Contracts

The Company entered into forward contracts to purchase $200,000,000 at a rate of Cdn$1.53 which were used on March 18, 2003 to convert the proceeds of the subscription receipts offering from Cdn$ described in Note 19 (b).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto.  All figures are in United States dollars unless otherwise noted.

Wheaton achieved substantial growth during 2002 to become a significant producer of gold and other precious metals with the acquisition of the Luismin SA de CV mining operations in Mexico on June 19, 2002.

Wheaton is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company, through its wholly-owned subsidiary Luismin, operates in Mexico and all 2002 production is derived from these operations.  Prior to 2002 production was derived from the Golden Bear Mine in Canada.  The last season of commercial production at the Golden Bear Mine was 2001 and reclamation of the site is in process.

The Company has ongoing exploration activities in Mexico.  The Company also carried on exploration activities in Canada during 2002, however these activities have now ceased.

On March 18, 2003, the Company acquired the Peak Gold Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina which produces gold and copper.  Total cash consideration was $210,000,000 which was funded by the issue of shares and share purchase warrants.

On March 25, 2003 the Company announced that it had exercised its pre-emptive rights to acquire an additional 25% interest in the Alumbrera Mine for consideration of $180,000,000.  The Company expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in Alumbrera.  The Company expects to finance its 12.5% interest with debt and does not anticipate issuing additional equity.

2002 Financial Highlights

·

Revenue more than tripled to $34,693,000 in 2002 compared to $9,010,000 in 2001 (2000 - $28,608,000).

·

Earnings from mining operations increased significantly to $12,235,000 in 2002 compared to $1,503,000 in 2001 (2000 - $8,887,000).

·

2002 gold equivalent sales were 106,337 ounces compared to 33,711 ounces in 2001 (2000 - 94,522 ounces).

·

Total cash costs in 2002 were $182 per gold equivalent ounce compared to $173 per ounce in 2001 (2000 - $187 per ounce).

·

Net earnings were $5,602,000 ($0.04 per share) in 2002 and include the Company’s Luismin operations in Mexico from June 19 to December 31, 2002.  This compared with a net loss of $10,733,000 ($0.18 per share) in 2001 (2000 – net earnings of $7,211,000 ($0.14 per share)).

Change in Reporting Currency and Critical Accounting Policies

In 2002, following the purchase of Luismin, the United States dollar was determined to be the functional currency of the Company.  At the same time, the United States dollar was adopted as the reporting currency.  Prior to this change, the Canadian dollar had been used as the measurement and reporting currency.  Under Canadian accounting principles, the Company’s consolidated financial statements for the years ended December 31, 2001 and 2000 have been translated into United States dollars using the Canadian dollar exchange rate at March 31, 2002 of $1 to Cdn.$1.5935.

The Company has identified four accounting policies that are important to understanding its historical and future performance.  These critical accounting policies relate to revenue recognition, exploration and development expenses, property, plant and equipment and provision for reclamation.  See Note 2 to the Company’s consolidated financial statements for a description of its other significant accounting policies.

In 2002 the Company changed its accounting policy with respect to revenue recognition.  Under the Company’s current accounting policy, revenue from precious metal sales is recognized in the accounts when title and risk passes.  This policy has been applied retroactively, however, due to the seasonal nature of operations at Golden Bear Mine, there is no effect on earnings due to the change in this policy.  Previously, revenue was recognized when precious metal doré was available for delivery.

In 2002 the Company changed its accounting policy with respect to exploration and development expenses.  As a result, property acquisition costs are capitalized, and exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.  Previously the Company’s policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property achieved commercial production or was abandoned.  Accumulated costs relating to abandoned properties were expensed in the year of abandonment.  This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2001	2000

Net loss	$(4,375)	$-
Net earnings	-	(512)
Opening deficit	4,375	3,863
Closing deficit	-	4,375
Property, plant and equipment	-	(4,375)

Property, plant and equipment are carried at cost, including acquisition costs and exploration and development costs incurred subsequent to an economic feasibility study, less accumulated depreciation and depletion and write-downs to recognize impairments in value.  Depletion of mine properties is charged on a units-of-production basis over proven and probable reserves and the portion of resources expected to be converted to reserves based on past results.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the reclamation and closure expenses estimated for Luismin were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.  Additional charges to operations on a units-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2002.

Results of Operations

	2002	2001	2000
Sales (gold equivalent ozs)	106,337	33,711	94,522
Sales ($000s)	$34,693	$9,010	$28,608
Realized price ($/gold equivalent oz)	$326	$278	$325

Wheaton acquired Luismin, a Mexican gold and silver producer that owns three mining operations (San Dimas, San Martin and La Guitarra), on June 19, 2002.  Sales in 2002 were generated by Luismin while 2001 and 2000 sales were generated by the Golden Bear Mine in Canada.  The 2002 average realized price was approximately 17% higher than that realized in 2001 due to the Company’s hedging activities and being exposed to higher gold prices in 2002.  Luismin completed all hedging activities in 2002 and remains unhedged in 2003.  Average realized prices in 2001 were approximately 14% lower than 2000 due to lower gold prices and fewer forward sales contracts than in 2000.  Hedging activities contributed $8 per ounce in 2002 compared to a contribution of $6 per ounce in 2001.  Sales in 2001 were lower than 2000 because mining was completed at Golden Bear in 2000 when the ore was depleted and production in 2001 was limited to stockpiled ore.

	2002	2001	2000
Cost of sales ($000s)	$19,355	$5,452	$15,521
Total cash costs ($/gold equivalent oz)	$182	$173	$187

Total cash costs per gold equivalent ounce in 2002 resulted from Luismin operations and in 2001 and 2000 results were from the Golden Bear Mine.  The costs at Golden Bear during 2001 were lower as all mining activity had been completed and only ore from stockpiles was processed.  The decrease in cash operating costs for 2001 compared to 2000 resulted from improved gold recoveries and lower labour, supplies, maintenance and mine administrative costs.

Depreciation and depletion in 2002 was $3,028,000 compared to $324,000 in 2001 and $3,283,000 in 2000.  The increased amortization in 2002 compared to 2001 results from the Luismin assets acquired in 2002.

Reclamation and mine closure costs recorded in 2002 were $47,000 and represent costs accrued for the Luismin mines compared to $1,516,000 accrued in 2001 for reclamation work at the Golden Bear Mine site.  There were no reclamation and mine closure costs accrued in 2000 as, based on management information at that time, all such costs were fully accrued.

General and administrative expense increased to $6,329,000 in 2002 compared to $2,516,000 in 2001 (2000 - $1,377,000).  General and administrative expense in 2002 included $3,900,000 related to the Luismin operations.  Otherwise, costs were comparable with 2001.  The 2001 increase was principally due to higher consulting and legal expenses.

Exploration expense was $2,126,000 in 2002 of which $1,101,000 was incurred to explore several flow-through joint venture projects in Canada.  The Company also incurred $378,000 on the Luismin projects, $616,000 on the Bellavista Project and $31,000 on project investigations.  Exploration expense was $340,000 in 2001 of which $222,000 was incurred investigating project opportunities and $105,000 was incurred on the Red Mountain Project.  During 2000 exploration expense of $700,000 included $113,000 to investigate project opportunities, $527,000 to advance the Red Mountain Project and $60,000 for work on the Golden Bear Mine.

Interest and finance fees in 2002 of $487,000 were incurred as part of a bank financing related to the Luismin acquisition that was not drawn down.  This bank financing was not required when a special warrant financing was oversubscribed.  Interest and financing fees of $13,000 and $27,000 were incurred in 2001 and 2000, respectively.

During 2001, Wheaton incurred aggregate non-cash write-downs of $8,707,000 in respect of the carrying value of its mineral properties.  Included were write-downs of the George Lake Project in the amount of $2,318,000 and the Red Mountain Project for $88,000 to recognize the net realizable value on sale of these projects.  The Bellavista Project was also written down by $6,301,000 to reflect the low gold prices during 2001.  In 2002 the Company sold the Red Mountain project to Seabridge Gold Inc. for 800,000 common shares of Seabridge and the Bellavista Project to Glencairn Gold Corporation in exchange for $270,000 and 750,000 common shares of Glencairn.  In 2001, the Company sold its George Lake Project to Kinross Gold Corporation (“Kinross”) in consideration for 4,000,000 common shares of Kinross with a value of $2,636,000 on closing.

Wheaton incurred a one-time restructuring expense of $1,501,000 in 2001 resulting from severance for certain directors, officers and employees and the closure of the Toronto office.

Other income	2002	2001	2000
Interest income	$480	$561	$544
Gain on sale of marketable securities	3,593	-	11
Gain on sale of property, plant and equipment	1,090	299	136
Other items	(293)	160	(24)
	$4,870	$1,020	$667

The gain on sale of marketable securities in 2002 resulted from the sale of 3,250,000 Kinross shares and 800,000 Seabridge shares.  Gain on sale of property, plant and equipment in 2002 includes an $823,000 gain on the sale of the Company’s interests in Canadian flow-through joint venture projects, a $279,000 gain on the sale of the Red Mountain Project and a $136,000 gain on the sale of the Bellavista Project.  Other items in 2002 represented mostly restructuring costs for severances paid to employees in Mexico and foreign exchange.  The gain on the sale of property, plant and equipment in 2001and 2000 resulted from the sale of Golden Bear Mine equipment.  Other items in 2001, of $160,000, represents mostly foreign exchange.

In 2002 the Company recorded income tax expense of $2,453,000 which represents future income tax expense of $2,606,000, offset by a $153,000 recovery of British Columbia mineral tax and Canadian federal tax on capital.  Amounts recorded as income taxes of $154,000 and $198,000 in 2001 and 2000 respectively, were for British Columbia mineral tax and Canadian federal tax on capital.  Other provincial and federal income taxes were nil due to the existence of loss carry forwards.

Liquidity and Capital Resources

Cash increased by $21,201,000 in 2002 and resulted in a balance of $22,936,000 at December 31, 2002 compared to $1,735,000 in 2001.

Operating activities generated cash of $4,361,000, $1,691,000 and $9,056,000 in 2002, 2001 and 2000, respectively.

Financing activities provided cash of $79,238,000 during 2002, including $2,421,000 from the exercise of warrants and share purchase options.  Also during 2002, the Company completed a special warrants private placement for gross proceeds of $82,068,000 whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per unit.  Issue costs totalled $5,251,000.  These special warrants were converted to 110,000,000 common shares and 55,000,000 common share purchase warrants on completion of the Luismin purchase.  Each common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share until May 30, 2007.

Financing activities during 2001 provided cash of $3,497,000.  Included in this amount was an 11,000,000 special warrants private placement for gross proceeds of $3,456,000.  The special warrants were exchanged, for no additional consideration, into one common share and one common share purchase warrant subsequent to closing the financing.  Each common share purchase warrant is exercisable into one common share at a price of Cdn.$0.75 per share until May 23, 2003.  The Company spent $1,108,000 of these proceeds on exploration eligible for flow-through expenditures in 2002.

Investing activities in 2002 required cash of $62,398,000 net of $13,013,000 generated from the maturity of short-term money market instruments, $250,000 generated from reclamation deposits, $6,169,000 proceeds from the sale of Kinross and Seabridge shares and $270,000 proceeds from the sale of a subsidiary and the related Bellavista project.  In addition, the Company invested $76,886,000 to acquire the Luismin assets.  The Company invested a total of $5,214,000 in property, plant and equipment including $4,681,000 for mine development and plant and equipment at the Luismin mines, $323,000 related to potential acquisitions and $210,000 for head office leasehold improvements, furniture and equipment.  Investing activities in 2001 required $14,486,000 and included $13,013,000 in short-term money market instruments, $1,295,000 for property, plant and equipment at the Bellavista Project and $457,000 in reclamation deposits.  In 2000 investing activities required $5,801,000.  Property, plant and equipment expenditures totalled $5,820,000 and included $3,136,000 for construction, engineering and permitting to advance the Bellavista Project, $2,816,000 for development of the Kodiak B deposit and proceeds of $136,000 from the sale of Golden Bear Mine equipment.  Also in 2000 the Company purchased all of the shares of Kit Resources Ltd. not previously owned by the Company for 11,809,739 common shares valued at $4,225,000.

Differences in Generally Accepted Accounting Principles Between Canada and the United States

In 2002 net earnings under Canadian GAAP were $5,602,000 compared to net earnings of $4,809,000 under United States GAAP.  Additional depreciation and depletion of $1,166,000 and the tax effect of $373,000 from these adjustments decreased net earnings under United States GAAP.

In 2001 the net loss under Canadian GAAP was $10,733,000 compared to a net loss of $11,183,000 under United States GAAP.  The foreign exchange translation adjustment of $309,000, additional depletion of interest expense previously capitalized of $87,000, additional write-down of mineral property of $193,000 and a $4,000 tax effect of adjustments increased the loss under United States GAAP.  Additional income relating to the accounting for derivative instruments of $143,000 decreased the net loss under United States GAAP.

In 2000 net earnings under Canadian GAAP were $7,211,000 compared to net earnings of $7,102,000 under United States GAAP.  A foreign exchange translation adjustment of $540,000 increased net earnings and additional depletion of previously capitalized interest expense of $285,000, additional expense relating to the accounting for derivative instruments of $350,000 and the tax effect of $14,000 from these adjustments decreased net earnings under United States GAAP.

Under United States GAAP, depletion expense is calculated in reference to proven and probable reserves only, whereas under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources.  Under United States GAAP, a change in functional currency of the Company requires retroactive restatement of the Company’s consolidated financial statements so that revenues and expenses are translated at the rates approximating the exchange rate at the transaction dates whereas under Canadian GAAP the Company’s consolidated financial statements for the years ended December 31, 2001 and 2000 have been translated from Canadian dollars into United States dollars at a rate of $1 to Cdn.$1.5935.  Under United States GAAP, interest expense during the pre-operating period is capitalized and depleted on a units-of-production basis.  Under United States GAAP derivative instruments are recorded at their fair values whereas under Canadian GAAP these contracts are recognized in sales when the hedged production is sold.  Under United States GAAP, stock options granted to consultants are recorded as compensation expense at their fair values over their vesting period.  Under Canadian GAAP no value is assigned to these options.  Under United States GAAP, share purchase warrants issued in connection with the acquisition of a mineral property are recorded at their fair value and would serve to increase assets at the date of purchase while under Canadian GAAP no value was assigned to these share purchase warrants.

Outlook

The Company ended 2002 with net working capital of $24,422,000 compared to $17,372,000 in 2001.  In the opinion of management, the working capital was sufficient for the Company’s normal operating requirements.

Wheaton continued its growth in the first quarter of 2003 by acquiring Rio Tinto’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak Gold Mine in Australia.  This transaction closed March 18, 2003 for cash consideration of $210,000,000.  In order to finance the acquisition, the Company raised gross proceeds of Cdn.$333,500,000 by way of private placement, in what is believed to be the largest gold equity financing done in Canada.

On March 25, 2003 Wheaton announced that it had exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire their 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina for $180 million.  BHP Billiton has agreed to defer payment of up to $50,000,000 of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum.  Wheaton expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in the Alumbrera mine.  Wheaton intends to finance its 12.5% interest with debt and does not anticipate issuing additional equity.  It is anticipated that the transaction will close in June 2003.  Closing will be subject to a number of conditions, including Wheaton and BHP Billiton board approvals, obtaining all requisite regulatory and third party approvals and consents, including from the lenders to the Alumbrera Project and satisfaction of customary closing conditions.  As a result, Wheaton will own a total interest in the Alumbrera Mine of 37.5%.  These 2003 acquisitions will transform Wheaton into a significant producer of gold and by-products.

Following the acquisition of the additional 12.5% interest in the Alumbrera mine, Wheaton will have, in 2003, annualized production of over 500,000 gold equivalent ounces (425,000 gold ounces and 6 million silver ounces) with an estimated cash cost per gold equivalent ounce of less than $125 (net of by-product copper credits).

In April 2003 Wheaton agreed to the sale of its La Guitarra silver/gold mine in Mexico to Genco Resources Ltd. (“Genco”) for $5 ,000,000, subject to regulatory approval on behalf of Genco.   The $5,000,000 purchase price consists of $100,000 cash and $900,000 of Genco shares to be delivered on closing and $4,000,000 to be paid in cash or Genco shares, at Genco’s option, over eight years.   La Guitarra , which is the smallest of the mining operations acquired through Luismin, produced 13,400 gold equivalent ounces in 2002.

Wheaton owns in excess of forty Mexican exploration properties acquired through Luismin.  During 2002 and 2003 the Company has brought in five joint venture partners including Placer Dome, to provide staged exploration funding of approximately $15,000,000.  The Company intends to investigate and advance the remaining exploration properties on a similar systematic basis in order to realize maximum value from the properties.  In addition, Wheaton intends to conduct exploration activities on, and in the vicinity of, the Peak Gold Mine in Australia in order to extend its current five year mine life.  The activities will be funded from mine cash flows.

DIRECTORS

CORPORATE INFORMATION

Directors

Ian Telfer

Chairman and Chief Executive Officer

Wheaton River Minerals Ltd.

West Vancouver, British Columbia

Eduardo Luna

President

Luismin S.A. de C.V.

Mexico City, Mexico

Frank Giustra

Chairman

Lions Gate Entertainment Corp.

West Vancouver, British Columbia

Neil Woodyer

Managing Director

Endeavour Financial Corporation

Vancouver, British Columbia

Antonio Madero

Chairman and Chief Executive Officer

Sanluis Corporación S.A. de C.V

Mexico City, Mexico

Ian McDonald

Chairman

Glencairn Gold Corporation

Toronto, Ontario

Advisor to the Board of Directors

Pierre Lassonde

President

Newmont Mining Corporation

Denver, Colorado

Officers

Ian Telfer

Chairman and Chief Executive Officer

Eduardo Luna

Executive Vice President

Peter Barnes

Executive Vice President

Russell Barwick

Executive Vice President

T. Derek Price

Vice President, Finance and

Chief Financial Officer

R. Dennis Bergen

Vice President, Development

David Parsons

Controller

Paul Stein

Secretary

Canada - Head Office

Wheaton River Minerals Ltd.

Waterfront Centre

Suite 1560 – 200 Burrard Street

Vancouver, B.C. V6C 3L6

Telephone: (604) 696-3000

Fax:            (604) 696-3001

Website: www.wheatonriver.com

Australia Office

Wheaton Minerals Asia Pacific Pty Ltd

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, New South Wales

Australia 2000

Telephone: +61 (0)2 9252-1220

Fax:            +61 (0)2 9252-1221

Mexico City Office

Luismin S.A. de C.V.

Testimocles No. 10 – Piso, Polanco

11560 Mexico, D.F. Mexico

Telephone: (55) 5281 4091

Fax:            (55) 5280 7636

Stock Exchange Listing

Toronto Stock Exchange

Ticker symbol:  WRM

American Stock Exchange

Ticker Symbol:  WHT

Transfer Agent

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X1

Toll-Free in Canada and the US:

         1-800-387-0825

Outside of Canada and the US:

        (416) 643-5500

E-mail:         inquiries@cibcmellon.com

Auditors

Deloitte and Touche LLP

Vancouver, British Columbia

Investor Relations

Julia Hasiwar

Manager, Investor Relations

Toll Free:     1-800-567-6223

E-mail:         ir@wheatonriver.com

CERTIFICATE

CERTIFICATE

TO:

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Commission des valeurs mobilières du Québec

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

RE:

Annual and Special Meeting (the “Meeting”) of Shareholders

Scheduled to be held on June 3, 2003

The undersigned, Derek Price, the duly appointed Vice President, Finance and Chief Financial Officer of Wheaton River Minerals Ltd. (the “Corporation”), hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 (“NI 54-101”) Communication with Beneficial Owners of Securities of a Reporting Issuer and hereby certifies that the Corporation has arranged to:

(a)

have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)

have carried out all of the other requirements of NI 54-101.

DATED at Vancouver, British Columbia, this 8th day of May, 2003.

WHEATON RIVER MINERALS LTD.

Per:

“Derek Price”

Derek Price

Vice President, Finance

and Chief Financial Officer